John T. Bradley
Direct Dial: (714) 662-4659
E-mail: jbradley@rutan.com

June 24, 2011

VIA FEDEX AND
EDGAR CORRESPONDENCE

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, D.C.  20549-3628

Re:	Global Diversified Industries, Inc. (“Global”) Schedule 13E-3/A filed June 20, 2011 File No. 005-80210 Schedule 14C/A filed June 20, 2011 File No. 333-83231

Dear Mr. Panos:

This letter responds to the comments of your letter dated June 24, 2011 relating to Global Diversified Industries, Inc. (the “Company”), a copy of which letter is enclosed for your convenience.

The enclosed clean and marked-to-show-changes copies of Amendment No. 2 to the Company’s Schedule 13E-3 (the “Schedule 13E-3”) and Amendment No. 2 to the Company’s Schedule 14C (the “Schedule 14C,” and together with the Schedule 13E-3, the “Schedules”) contain revisions that are directly in response to your comments.  We have reproduced below in bold font each of your comments set forth in your letter of June 24, 2011, together with the Company’s responses in regular font immediately following each reproduced comment.  The Company’s responses in this letter correspond to the numbers you placed adjacent to the comments in your letter of June 24, 2011.  We have indicated below whether the comment has been responded to in the Schedules or the reasons why the Company believes a response is either inapplicable or inappropriate.  The page numbers referenced below correspond to the marked versions of the Schedules enclosed herewith.

Nicholas P. Panos, Esq.
June 24, 2011

Schedule 13E-3

Fairness Determination by Phillip Hamilton

1.
Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A requires each filing person of the Schedule 13E-3 to independently produce a fairness determination. Please revise to include an express statement from you as to whether you reasonably believe the contemplated transaction is substantively and procedurally fair to unaffiliated security holders who discontinue their interest in Global as well as those who maintain an interest.

Additional disclosure has been added to the “Special Factors—Fairness Determination by Phillip Hamilton” section on page 15 of the Schedule 14C to include Mr. Hamilton’s express statement that, in his personal capacity, he reasonably believes that the contemplated transaction is substantively and procedurally fair to unaffiliated stockholders who discontinue their interest in Global as well as those who maintain an interest.

2.	You are filing person on the Schedule 13E-3. Please delete the qualifying language that indicates you are only “deemed” to be a filing person.

The word “deemed” has been deleted from the “Special Factors—Fairness Determination by Phillip Hamilton” section on page 15 of the Schedule 14C.

Schedule 14C

Beneficial Ownership Reporting Compliance

3.
Please revise to remove the implication that any of the subject reports required by Sections 13 or 16, which in one instance have only been described as not having been “timely file[d],” have in fact been filed.

The word “timely” has been deleted from the “Security Ownership of Certain Beneficial Owners and Management—Beneficial Ownership Reporting Compliance” section on page 32 of the Schedule 14C, removing the implication that any of the subject reports required by Sections 13 or 16 have in fact been filed.

Nicholas P. Panos, Esq.
June 24, 2011

We trust that the foregoing is responsive to your comments in your letter of comments dated June 24, 2011.  If you have any questions, please call me at (714) 662-4659 or my associate Ryan Chavez, Esq. at (714) 641-3481.

Very truly yours,

RUTAN & TUCKER, LLP

/s/ JOHN T. BRADLEY

John T. Bradley

JTB:ksb
Enclosures
cc:           Phillip Hamilton (w/encl.)